UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Celanese AG

(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.

Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Chinh Chu

BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation* $394,945,402.83	Amount of filing fee** $50,039.58

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,733,241 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 41.92 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on August 31, 2004 of EUR 1 = $1.2183. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of June 30, 2004 (excluding shares held by Celanese AG in treasury) and the number of shares owned by BCP Crystal Acquisition GmbH & Co. KG as of September 2, 2004.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267% of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                   ☒ third-party tender offer subject to Rule 14d-1.

                   ☐ issuer tender offer subject to Rule 13e-4.
                   ☐ going-private transaction subject to Rule 13e-3.
                   ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Tender Offer Statement on Schedule TO (this “Statement”), relates to the mandatory offer by BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (the “Bidder”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Bidder or held by Celanese AG in treasury) at a purchase price of EUR 41.92 in cash per Celanese Share, with interest in the circumstances and at the rate described in the Offer Document, dated September 2, 2004 (the “Offer Document”). The terms and conditions of the offer are described in the Offer Document, a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B).

      Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the section of the Offer Document entitled “Summary of the Offer” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The subject company and issuer of the securities subject to the offer is Celanese AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany. Its principal executive office is located at Frankfurter Strasse 111, 61476 Kronberg im Taunus, Germany and its telephone number is 49-69-305-16000.

      (b) This Statement relates to the offer to purchase the registered ordinary shares, no par value, of Celanese AG by the Bidder for EUR 41.92 in cash per Celanese Share with interest in the circumstances and at the rate described in the Offer Document, and otherwise upon the terms and subject to the conditions set forth in the Offer Document and in the related Letter of Transmittal. According to Celanese AG’s public filings with the Securities and Exchange Commission, as of June 30, 2004, there were 49,321,468 Celanese Shares issued and outstanding (excluding Celanese Shares held by Celanese AG in treasury).

      (c) The information concerning the principal markets in which the Celanese Shares are traded and certain high and low sales prices for the Celanese Shares in such principal markets is set forth in the sections of the Offer Document entitled “The Offer — Offer Price — Price Range of Shares” and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a), (b), and (c) The information set forth in the section of the Offer Document entitled “Companies Involved — Description of the Bidder, the Acquisition Entities and Blackstone” and in Schedule I to the Offer Document is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a)(1)(i)-(viii) The information set forth in the section of the Offer Document entitled “The Offer” is incorporated herein by reference.

      (a)(1)(x) The information set forth in the section of the Offer Document entitled “Position of Celanese Shareholders Who Do Not Accept The Offer” is incorporated herein by reference.

      (a)(1)(xii) The information set forth in the section of the Offer Document entitled “Certain German Tax and U.S. Federal Income Tax Consequences” is incorporated herein by reference.

      (a)(1)(ix), (xi) Not applicable.

      (a)(2) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a), (b) The information set forth in the sections of the Offer Document entitled “Companies Involved — Interest of Bidder and Blackstone in Celanese AG,” “Companies Involved — Celanese AG’s Position with Respect to this Offer,” “Background and Objective of the Offer” and “Advantages for Members of the Management Board and Supervisory Board of Celanese AG” is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

      (a), (c)(1) through (7) The information set forth in the sections of the Offer Document entitled “Background and Objective of the Offer” and “Position of Celanese Shareholders Who Do Not Accept the Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a), (b), (d) The information set forth in the sections of the Offer Document entitled “The Offer — Source and Amount of Funds” and “Background and Objective of the Offer — General Background of the Original Offer” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a), (b) The information set forth in the sections of the Offer Document entitled, “Companies Involved — Description of the Bidder, the Acquisition Entities and Blackstone,” “Companies Involved — Interest of Bidder and Blackstone in Celanese AG” and “Background and Objective of the Offer” is incorporated herein by reference.

ITEM 9. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth in the section of the Offer Document entitled “Financial Adviser/ Advising Bank; Solicitation” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      (a), (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a)(1) The information set forth in the sections of the Offer Document entitled “Background and Objective of the Offer,” “Companies Involved — Celanese AG’s Position with Respect to the Offer,” and “Advantages for the Members of the Management Board and Supervisory Board of Celanese AG” is incorporated herein by reference.

      (a)(2) Not applicable.

      (a)(3) Not applicable.

      (a)(4) Not applicable.

      (a)(5) The information set forth in the section of the Offer Document entitled “Certain Legal Matters” is incorporated herein by reference.

      (b) The information set forth in the Offer Document is incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(1)(A) Offer Document, dated September 2, 2004.

      (a)(1)(B) Letter of Transmittal.

      (a)(1)(C) Notice of Guaranteed Delivery.

      (a)(1)(D) Summary advertisement, published in the Wall Street Journal on September 2, 2004.

      (a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(G) English translation of suggested letter from the Bidder distributed through depositary banks to holders of shares held through the Clearstream Banking AG booking system.

      (a)(1)(H) Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

      (a)(1)(I) English translation of the announcement of the mandatory offer published in Börsen-Zeitung, a German newspaper, on September 2, 2004.

      (b) Not applicable.

      (c) Not applicable.

      (d)(1) English translation of the Joint Report by the Management Board of Celanese AG and the Management Board of BCP Management GmbH as the Sole General Partner of BCP Crystal Acquisition GmbH & Co. KG on the Domination and Profit and Loss Transfer Agreement between Celanese AG and BCP Crystal Acquisition GmbH & Co. KG pursuant to Section 293a of the German Stock Corporation Act, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on June 25, 2004.

      (d)(2) English translation of the Report, dated June 22, 2004, of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft on the review of the domination and profit transfer agreement between BCP Crystal Acquisition GmbH & Co. KG, Stuttgart/ Germany and Celanese AG, Kronberg i.Ts./ Germany, according to Sections 293b and 293e of the German Stock Companies Act, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on June 25, 2004.

      (d)(3) Report, dated June 17, 2004, of Ernst & Young AG, Wirtschaftsprufungsgesellschaft, on the Determination of the Business Value of Celanese AG as of July 31, 2004, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on June 25, 2004.

      (d)(4) Domination Agreement, dated as of June 22, 2004, between BCP Crystal Acquisition GmbH & Co. KG, as the dominating company, and Celanese AG, as the dominated company, incorporated herein by reference to Amendment No. 8 to Schedule 13D filed by Bidder on June 25, 2004.

      (d)(5) Letter of Support, issued on June 22, 2004 by BCP Caylux Holdings Luxembourg S.C.A., incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on June 25, 2004.

      (e)  Not applicable.

      (f)  Not applicable.

      (g) Not applicable.

      (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2004

BLACKSTONE LR ASSOCIATES
(CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) IV L.P.

By: Blackstone LR Associates
(Cayman) IV Ltd., its general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) IV L.P.

By: Blackstone Management Associates
(Cayman) IV L.P., its general partner

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) LTD. 1

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Director

BLACKSTONE CRYSTAL HOLDINGS CAPITAL
PARTNERS (CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Director

BCP CRYSTAL HOLDINGS LTD. 2

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Director

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By: BCP Caylux Holdings Ltd. 1, its
general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer Document, dated September 2, 2004.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Summary advertisement, published in the Wall Street Journal on September 2, 2004.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	English translation of suggested letter from the Bidder distributed through depositary banks to holders of shares held through the Clearstream Banking AG booking system.
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(1)(I)	English translation of the announcement of the mandatory offer published in Börsen-Zeitung, a German newspaper, on September 2, 2004.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
English translation of the Joint Report by the Management Board of Celanese AG and the Management Board of BCP Management GmbH as the Sole General Partner of BCP Crystal Acquisition GmbH & Co. KG on the Domination and Profit and Loss Transfer Agreement between Celanese AG and BCP Crystal Acquisition GmbH & Co. KG pursuant to Section 293a of the German Stock Corporation Act, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on June 25, 2004.

(d)(2)
English translation of the Report, dated June 22, 2004, of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft on the review of the domination and profit transfer agreement between BCP Crystal Acquisition GmbH & Co. KG, Stuttgart/ Germany and Celanese AG, Kronberg i.Ts./ Germany, according to Sections 293b and 293e of the German Stock Companies Act, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on June 25, 2004.

(d)(3)
Report, dated June 17, 2004, of Ernst & Young AG, Wirtschaftsprufungsgesellschaft, on the Determination of the Business Value of Celanese AG as of July 31, 2004, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on June 25, 2004.

(d)(4)
Domination Agreement, dated as of June 22, 2004, between BCP Crystal Acquisition GmbH & Co. KG, as the dominating company, and Celanese AG, as the dominated company, incorporated herein by reference to Amendment No. 8 to Schedule 13D filed by Bidder on June 25, 2004.

(d)(5)	Letter of Support, issued on June 22, 2004 by BCP Caylux Holdings Luxembourg S.C.A., incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on June 25, 2004.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.